Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE	FIRM/AFFILIATE
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Mr. Larry Greene	MUNICH
Senior Counsel	PARIS
Securities and Exchange Commission	SÃO PAULO
Office of Investment Management	SHANGHAI
100 F Street, N.E.	SINGAPORE
Washington, DC 20549	SYDNEY
RE: Van Kampen Harbor Fund
File Numbers 811-00734 and 002-12685
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on February 25, 2010 by Van Kampen Harbor Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 96 to the Fund’s Registration Statement which was filed under the Securities Act and the 1940 Act via IDEA on April 30, 2010.
General

Comment 1	Please confirm that the Fund has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Fund confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.
Comments to the Prospectus

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets.

Response 2
The Fund notes that such disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” and thus the Fund has not added any additional disclosure.

Comment 3	Please ensure that the Fund includes in its Registration Statement the disclosure required by the Proxy Disclosure Enhancements included in Release IC-29092 effective February 28, 2010.

Response 3	The Fund has included the requisite disclosure in its Registration Statement as requested.

Comment 4	In the last sentence of the first paragraph in the section entitled “Summary – Principal Investment Strategies,” please change the word “special” to “additional.”

Response 4	The Fund has revised the disclosure as requested.

Comment 5
In the third sentence of the section entitled “Investment Objective, Principal Investment Strategies and Risks – Other Investments and Risk Factors – Temporary defensive strategy,” please revise the disclosure to state that such defensive positions are inconsistent with the Fund’s principal investment strategies, as required by Instruction 6 of Item 9(b) of Form N-1A.

Response 5
The Fund respectfully submits that the last sentence of the section referenced by the Staff addresses Instruction 6 as it states, “In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objectives.” In addition, the Fund believes that adding the disclosure as requested would make the statements therein untrue. Since part of the Fund’s investment objective is to seek to provide current income, making a statement that temporarily investing in securities issued by the U.S. government, its agencies or instrumentalities, prime commercial paper, certificates of deposit, bankers’ acceptances and repurchase agreements (i.e., investments that primarily produce income) is inconsistent with the Fund’s investment objectives is just untrue. In fact, the Fund believes that making such investments would be consistent with that part of the Fund’s investment objectives of seeking to provide current income. Therefore, the Fund respectfully does not believe that additional disclosure is necessary.

Comments to the Statement of Additional Information

Comment 6	With respect to disclosure in the section entitled “Strategic Transactions – Combined Transactions,” please add such disclosure to the Fund’s prospectus.

Response 6	The Fund respectfully notes that combined transactions is not a principal investment strategy of the Fund and thus, the Fund has not added such disclosure to the prospectus.

Comment 7	Please supplementally explain investment restriction number 4 in the section entitled “Investment Restrictions.”

Response 7
The Fund’s investment restriction number 4 states the Fund will not make any investment which involves promotion or business management by the Fund or which would subject the Fund to unlimited liability. The restriction limits the Fund’s ability to exercise any control or management of another company.

*     *      *
                              In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                              Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor

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